FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C.

20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of May 2003

Royal Dutch Petroleum Company

Translation of registrant's name into English

30, Carel van Bylandtlaan, The Hague, The Netherlands

(Address of principal executive offices)

At the General Meeting of Shareholders held on the 23rd of April, 2003 at The Hague, The Netherlands, the following proposals were adopted:

  To finalise the Annual Accounts for the year 2002;

  To declare the final dividend for 2002 at € 1.00, so that the total dividend for 2002, including the interim dividend of € 0.72 already made payable in 2002, will amount to € 1.72

  To discharge the Managing Directors of responsibility in respect of their management and the members of the Supervisory Board for their supervision for the year 2002

  To approve the adoption of a new Long-term Incentive Plan for Group Managing Directors and other selected senior executives

  To appoint Mr R.J. Routs as a Managing Director of the Company with effect from July 1, 2003

  To appoint Mr W. Kok as a member of the Supervisory Board of the Company with effect from July 1, 2003

  To re-appoint Mr A.G. Jacobs as a member of the Supervisory Board of the Company owing to retirement by rotation

  To reduce the issued share capital with a view to cancelling the shares acquired by the Company in its own capital

  To authorize the Board of Management, with effect from July 1, 2003, and for a period of 18 months, for the acquisition by the Company, with due observance of the statutory provisions and for its own account, of shares in its capital up to a maximum of 10% of the issued capital, be it by acquisition on the stock exchange or otherwise at a price between an amount equal to the par value of the shares and an amount equal to the par value of the shares and an amount equal to 110% of the opening price quoted for shares of the Company at Euronext Amsterdam on the day of the acquisition or, in the absence of such a price, the last previous price quoted there.

SIGNATURES

Pursuant to the requirements of the Securities Exchange act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Petroleum Company

The Hague, 5 May 2003

President/Managing Director	General Attorney

(J. van der Veer)	(M.C.M. Brandjes)